Exhibit 99.2

Webus International Limited Partners with Las Vegas’ Leading Antelope Canyon Powerhouse---Utour, to Accelerate Deployment of Key U.S. Tourism Assets and Boost Global Customer Acquisition Appeal

Hangzhou, CHINA – June 10, 2025 (GlobeNewswire) -- Webus International Limited (“Webus” or the “Company”) (NASDAQ: WETO), a leading provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services worldwide, today announced that its wholly-owned U.S. subsidiary, Wetour Travel Tech LLC, has executed a definitive three-year cooperation agreement with Utour LLC, one of the largest resource aggregators for Antelope Canyon and Horseshoe Bend tours in Las Vegas. The partnership secures Utour’s exclusive Upper & Lower Antelope Canyon allotments and combines them with WETO’s global digital reach, enabling faster, deeper access to critical U.S. tourism assets and offering premium multilingual experiences to travelers worldwide.

Key Highlights

•	Direct access to scarce assets – Guaranteed peak-season slots for Antelope Canyon and surrounding icons, enhancing service reliability.
•	Truly global appeal – Itineraries delivered in English, Mandarin, Spanish and more.
•	Platform & operations synergy – WETO’s technology and membership ecosystem paired with Utour’s on-the-ground expertise shorten time-to-market and improve margins.

Executive Quotes

“As a U.S.-based company, expanding our services for domestic travelers is also a long-term strategic priority. Partnering with Utour allows Wetour to accelerate our footprint in America’s most sought-after natural landmarks and deliver immersive luxury adventures to a truly global audience,” said Nan Zheng, CEO of Wetour Travel Tech LLC.

Wei Fan, President of Utour LLC, added, “With Wetour’s worldwide distribution and our unrivaled canyon resources, we’re set to redefine premium desert exploration.”

About Webus International Limited

Webus International Limited is a recognized provider of AI-driven mobility solutions specializing in premium, customizable chauffeur services for travelers worldwide. Through our innovative "Mobility-as-a-Service" (MaaS) model, we deliver exceptional personalized transportation experiences with our extensive fleet of luxury vehicles and professional chauffeurs.

Our flagship brand “Wetour” specializes in high-end customized travel services, offering airport transfers, intercity transportation, private guided tours, and luxury-chartered services for both leisure and business travelers.

Webus is also exploring innovative treasury strategies through a strategic digital asset management framework, having signed a Delegated Digital-Asset Management Agreement, establishing potential future XRP treasury operations with an authorized mandate cap of up to US$300 million. This framework positions Webus to integrate blockchain technology for cross-border payment solutions and global expansion initiatives.

Leveraging proprietary technology, our platform integrates real-time AI support with 24/7 multilingual itinerary management, ensuring seamless mobility solutions across all international destinations we serve. For more information, please visit our website at www.webus.vip or www.wetourglobal.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company's statements regarding the trading of its ordinary shares on the Nasdaq Capital Market. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com